

March 5, 2025

Joshua B. Cohen
Co-Chief Executive Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

Justin B. Klee
Co-Chief Executive Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, Massachusetts 02141

> **Re: Amylyx Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2025**
> **File No. 333-285525**

Dear Joshua B. Cohen and Justin B. Klee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marishka DeToy, Esq.